Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1)   Copy of the Investment Company Bond ("Bond") received on January 9, 2015 as required by Rule 17g-1 (g) (1) (ii) (a);*

2)   Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond received on March 31, 2015 as required by Rule 17g-1 (g) (1) (ii) (a).

3)   Copy of the resolutions of a majority of the Federated Funds' Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);*

4)   Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);*

5)   As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid is October 1, 2014 to October 1, 2015; and

6)   Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e).

*Incorporated by reference to the Fidelity Bond filing submitted on January 15, 2015.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www .aig.com/producercompensation or by calling 1-800-706-3102.



National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-584-43-13   REPLACEMENT OF POLICY NUMBER: 01-420-56-11

FOLLOW FORM BOND

DECLARATIONS

Item 1. **NAMED INSURED**:   FEDERATED INVESTORS INC

   ADDRESS: 1001 LIBERTY AVE STE 2100
   PITTSBURGH, PA 15222-3727

Item 2. **BOND PERIOD**: From: October 1, 2014 To: October 1, 2015 at
   12:01 A.M. Standard Time at the address of the Named Insured shown above.

Item 3. **LIMIT OF LIABILITY**: $15,000,000 **Excess of** $25,000,000 **in the Aggregate of**
   $25,000,000

Item 4. SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN
   COLLECTIVELY THE "UNDERLYING PROGRAM"):

Primary Policy (herein "Primary Policy"):

Insurer: Great American Insurance Company				
Policy Number	Single Loss Limit	Aggregate Limit	Deductible	Policy Period
FS 2062589 04 00	$25,000,000	$25,000,000	$250,000	10/01/2014 - 10/01/2015

Insurer:			
Policy Number	Single Loss Limit	Aggregate Limit	Policy Period
National Union Fire Insurance Company 15844313	$15,000,000 part of $25,000,000	$15,000,000	10/01/2014 - 10/01/2015

63674 (10/95)   1

Westchester Fire Insurance Company DOX G24581718 005	$10,000,000 part of $25,000,000	$15,000,000	10/01/2014 - 10/01/2015

ITEM 5.   The liability of the Underwriter is subject to the terms of the following riders attached hereto:
#1, #2, #3, #4, #5, #6, #7, #8, #9

ITEM 6.   The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No (s) 01-420-56-11 such termination or cancellation to be effective as of the time this bond becomes effective.

ITEM 7.   PREMIUM: $23,503

63674 (10/95)   2

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT
National Union Fire Insurance
Company of Pittsburgh, Pa.

_____
SECRETARY
National Union Fire Insurance
Company of Pittsburgh, Pa.



_____
AUTHORIZED REPRESENTATIVE

_____ _____ _____
COUNTERSIGNED AT   DATE   COUNTERSIGNATURE

MARSH USA INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

7273193

63674 (10/95)   3



National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

FOLLOW FORM BOND

Various provisions in this bond restrict coverage.   Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words "you" and "your" refer to the Named Insured as shown in Item 1 of the Declarations. The words "we", "us" and "our" refer to the Company providing this Bond.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I.   Coverage

A.   We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of liability of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.   The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons, organizations making claims or bringing suits.

II.   Definition

A.   Ultimate Net Loss

The term "Ultimate Net Loss" means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible Bonds, except however the Underlying Bond shown in Item 4 of the Declarations.

III.   Conditions

A.   Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.   Cancellation

1.   You may cancel this bond.   You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

63675 (10/95)   1

2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten- (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than thirty- (30) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3. The bond period will end on the day and hour stated in the cancellation notice.

4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5. If you cancel, earned premium will be calculated based on short rate tables.

6. The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7. Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C. Cancellation of Underlying Insurance Bond

This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D. Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E. Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F. Payment of Premium

The first named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT



_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

RIDER# <u>1</u>

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number *01-584-43-13*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ECONOMIC SANCTIONS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay
any claim or provide any benefit hereunder to the extent that the provision of such cover,
payment of such claim or provision of such benefit would expose the Insurer, its parent
company or its ultimate controlling entity to any sanction, prohibition or restriction under
United Nations resolutions or the trade or economic sanctions, laws or regulations of the
European Union or the United States of America.



_____
AUTHORIZED REPRESENTATIVE

RIDER 1

89644 (06/13)

<u>RIDER#   2</u>

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number   *01-584-43-13*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

RELIANCE UPON OTHER CARRIER'S APPLICATION

In granting coverage under this policy, it is agreed that the **Insurer** has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the **Organization** and the **Insureds** warrant and represent to the **Insurer** that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the **Insureds** hereby reaffirm each and every statement made in our application to Great American Insurance Group as accurate as of June 9, 2014 as if it was made to the **Insurer** on such date. All such statements and representations shall be deemed to be material to the risk assumed by the **Insurer**, are the basis of this policy and are to be considered as incorporated into this policy.

<u>TYPE OF POLICY APPLICATION</u>

Investment Company Bond Application

<u>CARRIER</u>

Great American Insurance Company

<u>DATE SIGNED</u>

June 9, 2014

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.


_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *RIDER 2*

<u>RIDER#   3</u>

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number   *01-584-43-13*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

DROP DOWN RIDER

It is agreed that:

1.   It is a condition of the attached bond that the underlying bond(s) shall be
      maintained in full effect in the amount of $25,000,000 during the period of the
      attached bond except for any reduction in the Aggregate Limit(s) of Liability
      contained therein solely by payment of claims.

2.   If, by reason of the payment of any claim or claims, by Underwriters during the
      period of the attached bond which reduces the Aggregate Limit(s) of Liability of the
      underlying bond, the attached bond shall apply excess of the reduced Aggregate
      Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the
      underlying limit(s), the attached bond shall continue in force as primary insurance,
      and the Deductible set forth in the Schedule of the primary bond shall apply to the
      attached bond.

3.   However, in the event of any reinstatement of the underlying Aggregate Limit(s) of
      Liability, the attached bond shall apply as excess of the reinstated underlying
      Aggregate Limit(s) of Liability.

4.   Nothing herein contained shall be held to vary, alter, waive or extend any of the
      terms, limitations, conditions or agreements of the attached bond other than as
      above stated.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *RIDER 3*

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number   *01-584-43-13*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

CO-SURETY RIDER

It is agreed that:

1.   The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond,

2.   Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.   In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4.   In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.   The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies.

6.   Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.   In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety.   The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

<u>RIDER# **4**</u>   (Continued)

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number *01-584-43-13*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

8.   In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.   In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such   termination or cancellation.   The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Controlling Company

Underwritten for the sum of $15,000,000 part of   National Union Fire
$25,000,000 Single Loss Limit of Liability/Aggregate   Insurance Company of
                                                          Pittsburgh, Pa.

By:_____
    Authorized Representative

Underwritten for the sum of $10,000,000 part of   Westchester Fire Insurance
$25,000,000 Single Loss Limit of Liability/Aggregate   Company

By _____
    Authorized Representative



AUTHORIZED REPRESENTATIVE

MNSCPT   *RIDER 4*

<u>RIDER#   5</u>

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number   *01-584-43-13*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such   notice may also   be given in writing pursuant to the policy's other terms and conditions to the Insurer   by email at the following email address:

c-claim@aig.com

Your email must reference the policy number for this policy.   The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG Property Casualty, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225.

2.   *Definitions*: For this endorsement only, the following definitions shall apply:

(a)   "Insurer" means the "Insurer," "Underwriter" or "Company" or   other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)   "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)   "Policy" means   the policy, bond or other insurance product to which this endorsement is attached.

3.   This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED



_____
AUTHORIZED REPRESENTATIVE

99758 (08/08)   *RIDER 5*

<u>RIDER#   6   </u>

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number *01-584-43-13*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. This bond shall not cover any indirect or any consequential loss of any nature
    including, but not limited to fines, penalties, multiple or punitive damages.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms,
    limitations, conditions, or agreements of the attached bond other than as above
    stated.



—————————————————————————————
AUTHORIZED REPRESENTATIVE

RIDER 6

113022 (10/12)

<u>RIDER#   7</u>

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number   *01-584-43-13*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

STATE AMENDATORY INCONSISTENT

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. In the event that there is an inconsistency between any: (a) state amendatory attached to this policy, or any other wording attached to this policy to comply with applicable law; and (b) any other term, condition or limitation of this policy; then, to the extent permitted by law, subject to   the limitations below, the Insurer   will resolve the inconsistency by applying the terms, conditions or limitations that are more favorable to the policyholder.

2. This endorsement shall not apply to the extent that: (a) any state amendatory or other wording expressly limits coverage in order to comply with applicable law, or (b) any such amendatory or other compliance wording amends language applicable to premium. In such events, the state amendatory or other compliance wording will govern over any other term, condition or limitation of the policy.

3. "Policyholder" means the first Named Entity, Named Organization, Named Corporation, Named Sponsor, Named Insured or other policyholder designated in Item 1 of the Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

94039 (05/07)   *RIDER 7*

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number *01-584-43-13*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

PENNSYLVANIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "named Insured" and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page.

The following is added and supercedes any provision to the contrary:

Cancellation/Nonrenewal

Canceling a policy midterm is prohibited except if:

1)   A condition material to insurability has changed substantially;

2)   Loss of reinsurance or a substantial decrease in reinsurance has occurred;

3)   Material misrepresentation by the Insured;

4)   Policy was obtained through fraud;

5)   The Insured has failed to pay a premium when due;

6)   The Insured has requested cancellation;

7)   Material failure to comply with terms;

8)   Other reasons that the commissioner may approve.

Notice Requirements for Midterm Cancellation and Nonrenewal

Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured. Written notice will be forwarded directly to the named Insured at least sixty (60) days in advance of the termination date unless one or more of the following exists:

1)   The Insured has made a material misrepresentation which affects the insurability of the risk, in which case the prescribed written notice of cancellation shall be forwarded directly to the named Insured at least fifteen (15) days in advance of the effective date of termination.

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number *01-584-43-13*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

2)   The Insured has failed to pay a premium when due, whether the premium is payable directly to the Insurer or its agents or indirectly under a premium finance plan or extension of credit, in which case the prescribed written notice of cancellation shall be forwarded directly to the named insured at least fifteen (15) days in advance of the effective date of termination.

3)   The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured.   Nothing in these three sections shall restrict the Insurer's right to rescind an insurance policy ab initio upon discovery that the policy   was obtained   through fraudulent   statements, omissions   or concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice   shall be   clearly labeled   "Notice   of Cancellation"   or "Notice   of Nonrenewal". A midterm cancellation or nonrenewal notice shall state the specific reasons for the cancellation or nonrenewal. The reasons shall identify the condition or loss experience which caused the midterm cancellation or nonrenewal.   The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured's request, the Insurer shall provide loss information to the Insured for at least three years or the period of time during which the Insurer has provided coverage to the Insured, whichever is less.   Loss information on the Insured shall consist of the following:

1)   Information on closed claims, including date and description of occurrence, and amount of payments, if any;

2)   Information on open claims, including date and description of occurrence, amount of payment, if any, and amount of reserves, if any;

3)   Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

The Insured's written request for loss information must be made within ten (10) days of the Insured's receipt of the midterm cancellation or nonrenewal notice. The Insurer shall have thirty (30) days from the date of receipt of the Insured's written request to provide the requested information.

<u>RIDER# *8*</u>   (Continued)

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number *01-584-43-13*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

<u>Notice of Increase in Premium</u>

The Insurer shall provide not less than thirty (30) days notice to the Insured of an
increase in renewal premium.   The notice of renewal premium increase will be
mailed or delivered to the Insured's last known address.   If notice is mailed, it will
be by registered or first class mail.

<u>Return of Unearned Premium</u>

Cancellation Initiated By Insurer -   Unearned premium must be returned to the
Insured not later than ten (10) business days after the effective date of termination.

Cancellation Initiated by Insured -   Unearned premium must be returned to the
Insured not later than thirty (30) days after the effective date of termination.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS SHALL REMAIN THE SAME.



_____
AUTHORIZED REPRESENTATIVE

52165 (05/08)   *RIDER 8*

<u>RIDER#</u>   *9*

This rider, effective   *12:01 am*   *October 1, 2014*   forms a part of
bond number *01-584-43-13*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy are comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	FOLLOW FORM BOND - DEC - PAGE FOLLOW
63675	10/95	FORM BOND - GUTS ECONOMIC SANCTIONS
89644	06/13	ENDORSEMENT
MNSCPT		RELIANCE UPON OTHER CARRIER'S APPLICATION DROP
MNSCPT		DOWN RIDER
MNSCPT		CO-SURETY RIDER
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL) INDIRECT
113022	10/12	OR CONSEQUENTIAL LOSS EXCLUSION STATE
94039	05/07	AMENDATORY INCONSISTENT PENNSYLVANIA
52165	05/08	AMENDATORY ENDORSEMENT CANCELLATION/NONRENEWAL
78859	10/01	FORMS INDEX ENDORSEMENT



AUTHORIZED REPRESENTATIVE

78859 (10/01)   *RIDER 9*

JOINT INSUREDS AGREEMENT

Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.; Federated Core Trust III; Federated Enhanced Treasury Income Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund; Federated MDT Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective October 1, 2010, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, Chartis and Westchester Fire Insurance Co. (ACE USA), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   In the event recovery is received under the Bond as a result of a loss sustained by any

registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.   Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.   This Agreement may be amended or modified by a written agreement executed by the Parties.

4.   This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.   This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Cash Trust Series, Inc.
Cash Trust Series II
Edward Jones Money Market Fund
Federated Adjustable Rate Securities Fund
Federated Core Trust
Federated Core Trust II, L.P.
Federated Core Trust III
Federated Enhanced Treasury Income Fund
Federated Equity Funds
Federated Equity Income Fund, Inc.
Federated Fixed Income Securities, Inc.
Federated GNMA Trust
Federated Government Income Securities, Inc.
Federated High Income Bond Fund, Inc.
Federated High Yield Trust
Federated Income Securities Trust
Federated Income Trust
Federated Index Trust
Federated Institutional Trust
Federated Insurance Series
Federated Intermediate Government Fund, Inc.
Federated International Series, Inc.
Federated Investment Series Funds, Inc.
Federated Managed Allocation Portfolios
Federated Managed Pool Series
Federated MDT Series
Federated Municipal Securities Fund, Inc.
Federated Municipal Securities Income Trust
Federated Premier Intermediate Municipal Income Fund
Federated Premier Municipal Income Fund
Federated Short-Intermediate Duration Municipal Trust
Federated Stock and Bond Fund
Federated MDT Stock Trust
Federated Total Return Series, Inc.
Federated Total Return Government Bond Fund
Federated U.S. Government Bond Fund
Federated U.S. Government Securities Fund: 1-3 Years
Federated U.S. Government Securities Fund: 2-5 Years
Federated World Investment Series, Inc.
Intermediate Municipal Trust
Money Market Obligations Trust

/s/ John W. McGonigle
John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #1
Dated <u>January 31, 2011</u>


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>**Entity Name**</u>   <u>**Effective Date**</u>

CHANGE Federated Stock & Bond Fund to Federated Asset Allocation Fund   1/31/2011


<u>   /s/ John W. McGonigle   </u>
John W. McGonigle, Secretary



Federated Joint Insured's Agreement
Amendment #2
Dated <u>February 10, 2012</u>


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated Managed Allocation Portfolios	11/18/2011


_____/s/ John W. McGonigle_____
John W. McGonigle, Secretary



Federated Joint Insured's Agreement
Amendment #3
Dated <u>August 24, 2012</u>


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated U.S. Government Bond Fund	8/24/2012


/s/John W. McGonigle

John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #4
Dated <u>12/12/2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
CHANGE Federated Asset Allocation Fund to Federated Global Allocation Fund	12/12/2012

<u>/s/John W. McGonigle</u>
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #5
Dated <u>6/13/2014</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated Intermediate Government Fund, Inc.	6/13/2014


          /s/John W. McGonigle

John W. McGonigle, Secretary


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated Treasury Cash Series II	9/19/2014

<u>/s/John W. McGonigle</u>
John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #7
Dated <u>11/3/2014</u>


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
CHANGE Federated Income Trust to Federated Government Income Trust	11/3/2014


<u>/s/John W. McGonigle</u>
John W. McGonigle, Secretary



Federated Joint Insured's Agreement
Amendment #8
Dated <u>1/23/2015</u>


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>**Entity Name**</u>   <u>**Effective Date**</u>

DELETE Federated GNMA Trust   1/23/2015

            /s/John W. McGonigle
            John W. McGonigle, Secretary